UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 2

to

ANNUAL REPORT

OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: Dated December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2012 (the “Annual Report”) comprises:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated August 6, 2013, between the Republic, acting through the Ministry of Economy and Finance, Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc.

Exhibit 2	Form of U.S.$ 500,000,000 4.500% Bonds due 2024.

Exhibit 3	Form of U.S.$ 500,000,000 4.500% Bonds due 2024.

Exhibit 4	Form of U.S.$ 500,000,000 4.500% Bonds due 2024.

Exhibit 5	Form of U.S.$ 500,000,000 4.500% Bonds due 2024.

Exhibit 6	Opinion of Fernando Scelza, Counsel to the Ministry of Economy and Finance of the Republic.

Exhibit 7	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 28th day of August, 2013.

REPÚBLICA ORIENTAL DEL URUGUAY

By:	/s/ Fernando Lorenzo
Fernando Lorenzo
Minister of Economy and Finance, República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated August 6, 2013, between the Republic, acting through the Ministry of Economy and Finance, Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc.

Exhibit 2	Form of U.S.$ 500,000,000 4.500% Bonds due 2024.

Exhibit 3	Form of U.S.$ 500,000,000 4.500% Bonds due 2024.

Exhibit 4	Form of U.S.$ 500,000,000 4.500% Bonds due 2024.

Exhibit 5	Form of U.S.$ 500,000,000 4.500% Bonds due 2024.

Exhibit 6	Opinion of Fernando Scelza, Counsel to the Ministry of Economy and Finance of the Republic.

Exhibit 7	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

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